February 23, 1996





Freedom Investment Trust II
101 Huntington Avenue
Boston, MA 02199

RE:   Freedom Investment Trust II (the "Fund")
      (File Nos.  33-4559; 811-4630)     (00000791271)

Ladies and Gentlemen:

In connection with the filing of Post-Effective Amendment No.30 pursuant to Rule 24e-2 under the Investment Company Act of 1940, as amended, registering by Post-Effective Amendment No.29 under the Securities Act of 1933, as amended, 21,870 shares of the Fund sold in reliance upon Rule 24e-2 during the fiscal year ending October 31, 1995, it is the opinion of the undersigned that such shares will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Fund is an entity of the type generally known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Fund. However, the Fund's Declaration of Trust disclaims shareholder liability for obligations of the Fund and indemnifies any shareholder of the Fund, with this indemnification to be paid solely out of the assets of the Fund. Therefore, the shareholder's risk is limited to circumstances in which the assets of the Fund are insufficient to meet the obligations asserted against Fund assets.


                                          Sincerely,


                                      /s/ Avery P. Maher
                                      ------------------------------------
                                          Avery P. Maher
                                          Assistant Secretary
                                          Member of Massachusetts Bar